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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*
                                             ---



                             Medis Technologies Ltd.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    58500P107
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                                 (CUSIP Number)


                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  58500P107                   13G                           PAGE 2 OF 5
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Robert K. Lifton
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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                   5    SOLE VOTING POWER

                        3,107,603
                 -----  --------------------------------------------------------
  NUMBER OF        6    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,218,741
  OWNED BY       -----  --------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,107,603
    WITH:        -----  --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        1,218,741
-----  -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,326,344
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 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

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 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.78%
-----  -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
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CUSIP NO.  58500P107                   13G                           PAGE 3 OF 5
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ITEM 1.
(a)     The name of the issuer is Medis Technologies Ltd. (the "Issuer").
(b) The principal executive office of the Issuer is located at 805 Third Avenue, New York, New York 10022.

ITEM 2.
(a)     Name of Reporting Person: Robert K. Lifton
(b) The Address of the Principal Business Office of the Reporting Person is 805 Third Avenue, New York, New York 10022.
(c)     Citizenship: USA
(d) Title of Class of Securities: Common Stock, par value $.01 per share (the "Common Stock").
(e)     The CUSIP Number of the Common Stock of the Issuer is 58500P 10 7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a)  [_]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).
(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [_]  Insurance company as defined in section 3(a)(19) of the Act
          (15 U.S.C. 78c).
(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [_]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h  [_]   A savings associations as defined in Section 3(b) of the Federal
          Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

ITEM 4.   OWNERSHIP.

(a) Amount beneficially owned: 4,326,344 shares of Common Stock*

(b) Percent of class: 11.78%

(c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote: 3,107,603 shares of Common Stock*
        (ii) Shared power to vote or to direct the vote: 1,218,741 shares of Common Stock**
        (iii) Sole power to dispose or to direct the disposition of: 3,107,603 shares of Common Stock*
        (iv) Shared power to dispose or to direct the disposition of: 1,218,741 shares of Common Stock**

* Includes (i) an aggregate of 175,000 shares of Common Stock underlying options granted to the Reporting Person pursuant to the Issuer's 1999 Stock Option Plan, as amended, all of which are exercisable as of December 31, 2007 and (ii) 50,000 restricted shares granted to the Reporting Person pursuant to the Issuer's 2007 Equity Incentive Plan, which restricted shares vest in full on July 17, 2008.

** Such shares are held by Stanoff Corporation, which is beneficially owned by the Reporting Person and Howard Weingrow. The Reporting Person and Howard Weingrow each transferred 42,000 shares they individually owned to Stanoff Corporation on July 31, 2007.

                                ----------------

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).
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CUSIP NO.  58500P107                   13G                           PAGE 4 OF 5
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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

                                                            [_] EXHIBIT ATTACHED
ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

Not applicable.
                                                            [_] EXHIBIT ATTACHED
ITEM 10.  CERTIFICATION

Not applicable.
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CUSIP NO.  58500P107                   13G                           PAGE 5 OF 5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

                                           By: /s/ Robert K. Lifton
                                               ---------------------------------
                                               Robert K. Lifton